Exhibit 99.6

NICE Ranked as Tier 1 PSIM Company by Frost & Sullivan Research
and Consulting Firm

NICE’s situation management solution provides adaptive response plans and uses sophisticated analytics to transform big data into operational intelligence

Ra’anana, Israel, September 11, 2012, NICE Systems (NASDAQ: NICE) today announced that it has been named a Tier 1 PSIM (Physical Security Information Management) company by market researcher Frost & Sullivan. NICE’s top ranking is highlighted in Frost & Sullivan’s market report titled Global Physical Security Information Management Market - A Global Trend Changing the Way Security is Considered.

The Frost & Sullivan report projects extraordinary growth in the PSIM market over the next decade. However, it also recognizes that there is a large gap in training and education which could prevent the market from reaching its full potential.

The report, which provides an overview of market drivers and trends, classifies each of the leading PSIM companies based on a three-tier system. NICE’s Tier 1 rating affirms its achievements in the market. Specifically, NICE is one of the few companies whose situation management solution enables the unified integration of all security systems to provide top level situational awareness. NICE’s Situator and Inform software consolidate disparate security systems for a 360 degree perspective. They also provide coordinated incident analysis and adaptive response so that everyone in the operational chain knows what is happening and what to do.

NICE is also addressing the noted training and education gaps in the situation management market, as it has independently identified that there is a great need for this. NICE recently initiated a series of workshops designed to educate the market about how situation management solutions can be leveraged to handle security, safety, and business operations. Led by NICE’s Senior Director of Training and Development Dr. Bob Banerjee, small group workshop discussions focus on helping organizations improve situational awareness, situation management, and collaboration across the operational chain, while also enabling proof of procedural compliance and ensuring consistent execution according to best practices.

“It is a great honor to be acknowledged as a top tier solution provider by Frost & Sullivan,” said Yaron Tchwella, Security President and EVP Business Operations at NICE. “Most PSIM solutions focus on integrating physical security systems to create a high level of situational awareness. The NICE security portfolio goes one step further to provide automated, adaptive response plans for situation management and sophisticated data correlation, analytics, and trend analysis that transform big data into operational intelligence.”

“Spreading end-user awareness on the benefits of PSIM, its operational efficiencies and return on security investment is a key responsibility of the industry,” said Balaji Srimoolanathan, Principal Security Consultant at Frost & Sullivan. “NICE’s solutions go beyond integrating systems to leverage physical security integration for operational improvement. As a front-runner in this market, NICE‘s depth of knowledge and experience are unparalleled.”

For more information on NICE situation management workshops, please contact NICE Security.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including, phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.